Interim Financial Statements

June 30, 2010

Paramount Resources Ltd. | Second Quarter 2010

PARAMOUNT RESOURCES LTD. Consolidated Balance Sheets (Unaudited) ($ thousands)

	June 30	December 31
	2010	2009
ASSETS
Current assets
Cash and cash equivalents	$ 24,389	$ 93,238
Accounts receivable	27,919	23,488
Risk management assets (Note 11)	6,190	2,187
Prepaid expenses and other	4,215	2,301
	62,713	121,214
Property, plant and equipment, net	809,049	716,235
Investments (Note 5)	238,631	234,586
Future income taxes	29,952	29,940
Goodwill (Note 3)	8,623	–
	$ 1,148,968	$ 1,101,975

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Drilling rig loan (Note 6)	$ 28,380	$ 29,380
Accounts payable and accrued liabilities	56,862	46,162
Current portion of stock-based compensation liability (Note 10)	16,252	11,441
	101,494	86,983
Long-term debt (Note 7)	155,590	93,655
Asset retirement obligations (Note 8)	111,880	103,462
Stock-based compensation liability (Note 10)	8,906	3,771
Future income taxes	38,201	41,194
	416,071	329,065

Shareholders’ equity
Share capital (Note 9)	394,207	393,087
Contributed surplus	3,203	2,890
Retained earnings	330,681	373,745
Accumulated other comprehensive income	4,806	3,188
	732,897	772,910
	$ 1,148,968	$ 1,101,975

See the accompanying notes to these Interim Consolidated Financial Statements.

Paramount Resources Ltd. | Second Quarter 2010

PARAMOUNT RESOURCES LTD. Consolidated Statement of Loss (Unaudited) ($ thousands, except as noted)

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009

Revenue
Petroleum and natural gas sales	$ 44,609	$ 40,172	$ 93,504	$ 80,404
Gain (loss) on financial commodity contracts (Note 11)	(384)	–	10,081	1,350
Royalties	(5,558)	(3,790)	(12,514)	(9,208)
	38,667	36,382	91,071	72,546
Expenses
Operating expense and production tax	11,100	11,204	25,227	32,721
Transportation	4,503	3,328	8,588	7,076
General and administrative	3,190	4,887	6,532	9,437
Stock-based compensation	7,296	177	15,043	443
Depletion, depreciation and accretion	45,336	36,049	84,945	66,975
Exploration	2,096	1,726	5,150	2,870
Dry hole	(396)	–	7,754	–
Gain on sale of property, plant and equipment	(170)	(320)	(170)	(37)
Interest and financing charges	2,903	3,306	5,576	5,899
Foreign exchange	2,197	(4,389)	1,008	(5,163)
	78,055	55,968	159,653	120,221
Income (loss) from investments (Note 5)	3,304	(6,908)	11,975	(10,878)
Other income (loss)	(766)	625	(171)	100
Loss before tax	(36,850)	(25,869)	(56,778)	(58,453)
Income and other tax expense (recovery)
Current and other	(10)	(117)	(6)	(636)
Future	(8,032)	(23,170)	(13,500)	(31,552)
	(8,042)	(23,287)	(13,506)	(32,188)
Net loss	$ (28,808)	$ (2,582)	$ (43,272)	$ (26,265)

Net loss per common share ($/share) (Note 9)
Basic and diluted	$(0.40)	$(0.04)	$(0.60)	$ (0.40)

See the accompanying notes to these Interim Consolidated Financial Statements.

Paramount Resources Ltd. | Second Quarter 2010

PARAMOUNT RESOURCES LTD. Consolidated Statement of Cash Flows (Unaudited) ($ thousands)

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009

Operating Activities
Net loss	$ (28,808)	$ (2,582)	$ (43,272)	$ (26,265)
Add (deduct)
Items not involving cash (Note 12)	53,406	16,593	79,379	58,370
Asset retirement obligation expenditures (Note 8)	(1,269)	(235)	(2,413)	(1,888)
Exploration and dry hole expenses	1,700	1,726	12,904	2,870
Stock incentive plan	(2,901)	(1,775)	(2,901)	(1,775)
	22,128	13,727	43,697	31,312
Change in non-cash working capital	(7,119)	7,985	(11,057)	8,585
Cash from operating activities	15,009	21,712	32,640	39,897

Financing activities
Drilling rig loan repayment (Note 6)	–	–	(1,000)	–
Net draw of revolving long-term debt (Note 7)	60,544	6,229	60,544	31,751
Repayment of debt assumed on Redcliffe acquisition (Note 3)	(10,521)	–	(10,521)	–
Settlement of foreign exchange contract	–	–	–	12,205
Common shares issued	657	–	2,776	–
Common shares repurchased (Note 9)	–	–	–	(4,219)
Cash from financing activities	50,680	6,229	51,799	39,737

Investing activities
Expenditures on property, plant and equipment and exploration	(27,654)	(8,662)	(118,435)	(72,569)
Redcliffe acquisition (Note 3)	(46,172)	–	(46,172)	–
Proceeds on sale of property, plant and equipment	1,017	280	1,017	449
Purchase of investments	(2,481)	(619)	(5,054)	(5,137)
Change in non-cash working capital	(22,205)	(29,293)	15,356	(34,452)
Cash used in investing activities	(97,495)	(38,294)	(153,288)	(111,709)

Net decrease in cash and cash equivalents	(31,806)	(10,353)	(68,849)	(32,075)
Cash and cash equivalents, beginning of period	56,195	32,409	93,238	54,131
Cash and cash equivalents, end of period	$ 24,389	$ 22,056	$ 24,389	$ 22,056

Supplemental cash flow information (Note 12)

See the accompanying notes to these Interim Consolidated Financial Statements.

Paramount Resources Ltd. | Second Quarter 2010

PARAMOUNT RESOURCES LTD. Consolidated Statement of Shareholders’ Equity (Unaudited) ($ thousands, except as noted)

Six months ended June 30	2010		2009
	Shares (000’s)		Shares (000’s)
Share Capital
Balance, beginning of period	72,058	$ 393,087	66,741	$ 302,727
Issued	348	6,025	–	–
Tax effect of flow-through share renunciations	–	(4,497)	–	–
Common shares repurchased	–	–	(616)	(2,815)
Change in unvested common shares for stock incentive plan	28	(408)	(178)	130
Balance, end of period	72,434	$ 394,207	65,947	$ 300,042

Contributed Surplus
Balance, beginning of period		$ 2,890		$ 2,398
Stock-based compensation expense on investees’ options		313		256
Balance, end of period		$ 3,203		$ 2,654

Retained Earnings
Balance, beginning of period		$ 373,745		$ 473,362
Common shares repurchased		–		(1,404)
Change in value of unvested common shares for stock incentive plan		208		(398)
Net loss		(43,272)		(26,265)
Balance, end of period		$ 330,681		$ 445,295

Accumulated Other Comprehensive Income
Balance, beginning of period		$ 3,188		$ –
Other comprehensive income, net of tax		1,618		1,167
Balance, end of period		$ 4,806		$ 1,167
Total Shareholders’ Equity		$ 732,897		$ 749,158

See the accompanying notes to these Interim Consolidated Financial Statements.

Paramount Resources Ltd. | Second Quarter 2010

Consolidated Statement of Comprehensive Loss (Unaudited) ($ thousands)

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009
Net loss	$ (28,808)	$ (2,582)	$ (43,272)	$ (26,265)
Other comprehensive income, net of tax
Change in unrealized gain on available-for-sale investments	3,226	1,285	5,051	1,167
Reclassification of accumulated (gains) to earnings, net of $0.1 million tax	(3,433)	–	(3,433)	–
Comprehensive loss	$ (29,015)	$ (1,297)	$ (41,654)	$ (25,098)

See the accompanying notes to these Interim Consolidated Financial Statements.

Paramount Resources Ltd. | Second Quarter 2010

Notes to Interim Consolidated Financial Statements (Unaudited)

($ thousands, except as noted)

1.  Basis of Presentation

These unaudited Interim Consolidated Financial Statements include the accounts of Paramount Resources Ltd. and its subsidiaries ("Paramount" or the "Company"), are stated in Canadian dollars, and have been prepared in accordance with Canadian Generally Accepted Accounting Principles using accounting policies and methods of application that are consistent with Paramount’s audited Consolidated Financial Statements as at and for the year ended December 31, 2009, except as disclosed in Note 2 below. Paramount conducts its business through two business segments: Principal Properties and Strategic Investments.

Certain information and disclosures normally required to be included in notes to annual consolidated financial statements have been condensed or omitted. Accordingly, these unaudited Interim Consolidated Financial Statements should be read in conjunction with Paramount’s audited Consolidated Financial Statements as at and for the year ended December 31, 2009.

Certain comparative figures have been reclassified to conform to the current year’s financial statement presentation.

2.  Changes in Accounting Policy

Effective January 1, 2010, Paramount early adopted CICA Handbook section 1582 – "Business Combinations", which replaces the previous business combinations standard. The new standard requires that all of the assets acquired and the liabilities assumed in a business combination be recorded at fair value, which was not the case under the previous standard. The new standard also requires that previously held ownership interests be remeasured to the acquisition date fair value, rather than being restated to cost. In addition, the new standard requires that all acquisition costs associated with the acquisition are expensed, rather than being capitalized as part of the acquisition, that contingent liabilities are recognized at fair value at the acquisition date and subsequently re-measured to fair value with changes recognized in earnings, and that a bargain purchase is recognized in earnings rather than being allocated to non-monetary assets. This new standard has been applied to the acquisition of Redcliffe Exploration Inc. ("Redcliffe").

Effective January 1, 2010, Paramount also early adopted CICA Handbook section 1601 – "Consolidations" and 1602 - "Non-controlling Interests", which together replaced section 1600 – "Consolidations". Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 requires non-controlling interests ("NCI") to be presented within equity. There is no impact on the Interim Consolidated Financial Statements from the adoption of these standards.

3.  Acquisition of Redcliffe Exploration Inc.

On June 29, 2010, Paramount acquired all 109.9 million (82% voting interest) of the issued and outstanding Class A shares of Redcliffe not already owned, including 340,000 Class A shares owned by certain officers of Paramount, for cash consideration of $46.2 million. Immediately prior to the acquisition, Paramount owned 23.5 million Class A shares of Redcliffe. Redcliffe was a publicly traded energy company with the majority of its properties located in the Peace River Arch and Greater Pembina areas of Alberta. These financial statements include the results of operations of the acquired business for the period following the closing of the transaction on June 29, 2010.

The acquisition of Redcliffe has been accounted for using the acquisition method whereby all of the assets acquired and liabilities assumed are recorded at fair value. The following table summarizes the net assets acquired pursuant to the acquisition:

Paramount Resources Ltd. | Second Quarter 2010

Notes to Interim Consolidated Financial Statements (Unaudited)

($ thousands, except as noted)

Net assets acquired
Property, plant, and equipment	$ 66,943
Goodwill	8,623
Working capital deficit	(706)
Bank debt	(10,521)
Asset retirement obligations	(4,581)
Future income tax liability	(3,710)
Net assets acquired	$ 56,048

Cash purchase price	$ 46,172
Fair value of Redcliffe shares previously held	9,876
Total	$ 56,048

The allocation of the purchase price is provisional, and was estimated by management at the time of the preparation of these interim consolidated financial statements based on information then available. Amendments may be made to these amounts as the estimates are finalized.

Upon the acquisition of Redcliffe, a gain of $3.5 million previously recorded in Paramount’s other comprehensive income ("OCI") related to its investment in Redcliffe was reclassified to income from investments. Goodwill recorded on the acquisition of Redcliffe is primarily related to the Company’s recognition of asset retirement obligations and future income tax liabilities. None of the goodwill is deductible for tax purposes. The net assets acquired, including goodwill have been allocated to the Principal Properties business segment.

Paramount incurred $0.3 million of transaction costs related to the Redcliffe acquisition, which were recognized in general and administrative expense.

If the acquisition of Redcliffe had been completed on January 1, 2010, Paramount’s petroleum and natural gas sales for the six months ended June 30, 2010 would have been $99.7 million. The impact on net income is impracticable to disclose.

4.  Segmented Information

Paramount’s operations are divided into three business segments established by management to assist in resource allocation, to assess operating performance and to achieve long-term strategic objectives:

•

Principal Properties: Principal properties consist of: (i) the Kaybob Corporate Operating Unit ("COU"), which includes properties in West Central Alberta; (ii) the Grande Prairie COU, which includes properties in the Peace River Arch area of Alberta; (iii) the Northern COU, which includes properties in Northern Alberta, the Northwest Territories and Northeast British Columbia; and (iv) the Southern COU, which includes properties in Southern Alberta, Saskatchewan, Montana and North Dakota.

•

Strategic Investments: Strategic investments include investments in other entities, including affiliates, and development stage assets where there is no near-term expectation of production, but a longer-term value proposition, based on spin-outs, dispositions, or future revenue generation. The three rigs owned by Fox Drilling Inc. and Paramount Drilling U.S. LLC are included in Strategic Investments.

Paramount Resources Ltd. | Second Quarter 2010

Notes to Interim Consolidated Financial Statements (Unaudited)

($ thousands, except as noted)

•

Corporate: Corporate is comprised of income and expense items, including general and administrative expense and interest expense, that have not been specifically allocated to Principal Properties or Strategic Investments.

Three months ended June 30, 2010	Principal Properties	Strategic Investments	Corporate	Inter-segment Eliminations	Total
Revenue
Petroleum and natural gas sales, net of royalties	$ 39,051	$ –	$ –	$ –	$ 39,051
Loss on financial commodity contracts	(384)	–	–	–	(384)
	38,667	–	–	–	38,667
Expenses
Operating expense, production tax and transportation	15,603	–	–	–	15,603
General and administrative	–	693	2,497	–	3,190
Stock-based compensation	–	2,016	5,280	–	7,296
Depletion, depreciation and accretion	45,071	565	175	(475)	45,336
Exploration and dry hole	1,488	212	–	–	1,700
(Gain) loss on sale of property, plant and equipment	(397)	227	–	–	(170)
Interest and financing charges	–	289	2,614	–	2,903
Foreign exchange	–	–	2,197	–	2,197
	61,765	4,002	12,763	(475)	78,055
Income (loss) from investments	–	3,304	–	–	3,304
Other income (expense)	(90)	–	(92)	–	(182)
Drilling rig revenue	–	1,595	–	(1,595)	–
Drilling rig expense	–	(1,667)	–	1,083	(584)
	(23,188)	(770)	(12,855)	(37)	(36,850)
Inter-segment eliminations	–	(37)	–	37	–
Segment loss	$ (23,188)	$ (807)	$ (12,855)	$ –	(36,850)
Income and other tax recovery					(8,042)
Net loss					$ (28,808)

Three months ended June 30, 2009	Principal Properties	Strategic Investments	Corporate	Inter- segment Eliminations	Total
Revenue
Petroleum and natural gas sales, net of royalties	$ 36,382	$ –	$ –	$ –	$ 36,382
	36,382	–	–	–	36,382
Expenses
Operating expense, production tax and transportation	14,532	–	–	–	14,532
General and administrative	–	621	4,266	–	4,887
Stock-based compensation	–	–	177	–	177
Depletion, depreciation and accretion	35,753	58	238	–	36,049
Exploration	1,552	174	–	–	1,726
Gain on sale of property, plant and equipment	(320)	–	–	–	(320)
Interest and financing charges	–	–	3,306	–	3,306
Foreign exchange	–	–	(4,389)	–	(4,389)
	51,517	853	3,598	–	55,968
Loss from investments	–	(6,908)	–	–	(6,908)
Other income	670	–	10	–	680
Drilling rig expense	–	(55)	–	–	(55)
Segment loss	$ (14,465)	$ (7,816)	$ (3,588)	$ –	(25,869)
Income and other tax recovery					(23,287)
Net loss					$ (2,582)

Paramount Resources Ltd. | Second Quarter 2010

Notes to Interim Consolidated Financial Statements (Unaudited)

($ thousands, except as noted)

Six months ended June 30, 2010	Principal Properties	Strategic Investments	Corporate	Inter-segment Eliminations	Total
Revenue
Petroleum and natural gas sales, net of royalties	$ 80,990	$ –	$ –	$ –	$ 80,990
Gain on financial commodity contracts	10,081	–	–	–	10,081
	91,071	–	–	–	91,071
Expenses
Operating expense, production tax and transportation	33,815	–	–	–	33,815
General and administrative	–	1,324	5,208	–	6,532
Stock-based compensation	–	4,110	10,933	–	15,043
Depletion, depreciation and accretion	84,419	1,611	347	(1,432)	84,945
Exploration and dry hole	12,655	249	–	–	12,904
Gain on sale of property, plant and equipment	(397)	227	–	–	(170)
Interest and financing charges	–	602	4,974	–	5,576
Foreign exchange	–	–	1,008	–	1,008
	130,492	8,123	22,470	(1,432)	159,653
Income from investments	–	11,975	–	–	11,975
Other income (expense)	571	–	(143)	–	428
Drilling rig revenue	–	4,925	–	(4,925)	–
Drilling rig expense	–	(3,655)	–	3,056	(599)
	(38,850)	5,122	(22,613)	(437)	(56,778)
Inter-segment eliminations	–	(437)	–	437	–
Segment earnings (loss)	$ (38,850)	$ 4,685	$ (22,613)	$ –	(56,778)
Income and other tax recovery					(13,506)
Net loss					$ (43,272)

Six months ended June 30, 2009	Principal Properties	Strategic Investments	Corporate	Inter- segment Eliminations	Total
Revenue
Petroleum and natural gas sales, net of royalties	$ 71,196	$ –	$ –	$ –	$ 71,196
Gain on financial commodity contracts	1,350	–	–	–	1,350
	72,546	–	–	–	72,546
Expenses
Operating expense, production tax and transportation	39,797	–	–	–	39,797
General and administrative	–	1,224	8,213	–	9,437
Stock-based compensation	–	–	443	–	443
Depletion, depreciation and accretion	66,410	92	473	–	66,975
Exploration	2,696	174	–	–	2,870
Gain on sale of property, plant and equipment	(37)	–	–	–	(37)
Interest and financing charges	–	–	5,899	–	5,899
Foreign exchange	–	–	(5,163)	–	(5,163)
	108,866	1,490	9,865	–	120,221
Loss from investments	–	(10,878)	–	–	(10,878)
Other income	572	–	160	–	732
Drilling rig revenue	–	377	–	(377)	–
Drilling rig expense	–	(1,009)	–	377	(632)
Segment loss	$ (35,748)	$ (13,000)	$ (9,705)	$ –	(58,453)
Income and other tax recovery					(32,188)
Net loss					$ (26,265)

Notes to Interim Consolidated Financial Statements (Unaudited)

($ thousands, except as noted)

5.  Investments

	June 30, 2010		December 31, 2009
	(Shares/Units) (000’s)		(Shares/Units) (000’s)
Equity accounted investments:
Trilogy Energy Corp. ("Trilogy")	24,144	$ 110,595	23,995	$ 104,472
MGM Energy Corp. ("MGM Energy")	43,834	5,708	43,834	5,876
Paxton Corporation	1,750	4,454	1,750	4,574
Other		3,197		4,280
		123,954		119,202
Available for sale investments:
MEG Energy Corp. ("MEG")	3,700	101,750	3,700	101,750
NuLoch Resources Inc.	6,579	10,132	6,579	5,921
Redcliffe Exploration Inc. ("Redcliffe")		–	19,667	7,210
Other		2,795		503
		$ 238,631		$ 234,586

Income (loss) from investments is composed of the following:

Three Months Ended June 30	2010		2009
	Equity income (loss)	Dilution gain	Total	Equity loss	Dilution loss	Total
Trilogy	$ (115)	$ –	$ (115)	$ (6,518)	$ –	$ (6,518)
MGM Energy	(255)	248	(7)	(309)	–	(309)
Paxton Corporation	(73)	–	(73)	(81)	–	(81)
	$ (443)	$ 248	(195)	$ (6,908)	$ –	(6,908)
Reclassification of accumulated gains from OCI - Redcliffe			3,499			–
			$ 3,304			$ (6,908)

Six Months Ended June 30	2010		2009
	Equity income (loss)	Dilution gain	Total	Equity loss	Dilution loss	Total
Trilogy	$ 4,787	$ 4,109	$ 8,896	$ (8,607)	$ –	$ (8,607)
MGM Energy	(509)	209	(300)	(610)	(1,500)	(2,110)
Paxton Corporation	(120)	–	(120)	(161)	–	(161)
	$ 4,158	$ 4,318	8,476	$ (9,378)	$ (1,500)	(10,878)
Reclassification of accumulated gains from OCI - Redcliffe			3,499			–
			$ 11,975			$ (10,878)

In January 2010, Paramount participated in Trilogy Energy Trust’s distribution reinvestment plan ("DRIP"), acquiring an additional 0.1 million units (six months ended June 30, 2009 – 0.9 million units) for $1.2 million.

On February 5, 2010, Trilogy Energy Trust converted from an income trust to a corporation, named Trilogy Energy Corp., through a business combination with a private company. Paramount’s 24.1 million

Paramount Resources Ltd. | Second Quarter 2010

Notes to Interim Consolidated Financial Statements (Unaudited)

($ thousands, except as noted)

Trilogy Energy Trust units (as of February 5, 2010) were converted into 12.8 million common shares of Trilogy Energy Corp., which are pledged as security for Paramount’s US Senior Notes, and 11.3 million non-voting shares of Trilogy Energy Corp.  The non-voting shares convert to common shares on a one-for-one basis if: i) beneficial ownership of the non-voting shares are transferred to any person that is not related to or affiliated with Paramount; or ii) Trilogy exercises its right to convert the non-voting shares to common shares.  As a result of the conversion, Paramount recognized a dilution gain of $4.1 million. Following the DRIP and conversion, Paramount owned approximately 21 percent of Trilogy’s equity (21.7 percent at December 31, 2009) and approximately 15 percent of its voting shares.

In July 2010, MEG filed a supplemented post-receipt pricing prospectus with securities regulatory authorities in each of the provinces and territories in Canada in connection with its initial public offering of 20 million common shares at a price of $35.00 per share. At June 30, 2010, Paramount carried its investment in MEG at $27.50 per share.

6.  Drilling Rig Loan

At June 30, 2010, $28.4 million was outstanding on the drilling rig loan. Unless demanded by the bank, the remaining annual scheduled principal repayments are as follows: 2010 - $1.5 million; 2011 - $4.0 million; 2012 - $5.1 million; 2013 - $5.1 million and 2014 - $12.7 million.

7.  Long-Term Debt

	June 30, 2010	December 31, 2009
Canadian Dollar Denominated Debt
Bank credit facility	$ 60,544	$ –
U.S. Dollar Denominated Debt
8 ½ percent US Senior Notes due 2013 (US$90.2 million)	95,656	94,394
	156,200	94,394
Unamortized debt financing costs	(610)	(739)
	$ 155,590	$ 93,655

Bank Credit Facility

In April 2010, Paramount renewed its credit facility with the borrowing base and lender commitments remaining at $125 million. The credit facility is available on a revolving basis to April 30, 2011 and can be extended a further 364 days upon request, subject to approval by the lenders. In the event the revolving period is not extended, the facility would be available on a non-revolving basis for an additional year, at which time the facility would be due and payable. At June 30, 2010 the amount available under the credit facility was reduced by $16.4 million for outstanding undrawn letters of credit.

In July 2010, the borrowing base and lender commitments under the credit facility were increased from $125 million to $160 million.

8.  Asset Retirement Obligations

	Six months ended	Twelve months ended
	June 30, 2010	December 31, 2009
Asset retirement obligations, beginning of period	$ 103,462	$ 87,237
Liabilities incurred	2,188	2,693
Liabilities settled	(2,413)	(4,050)
Disposal of properties	(348)	(88)
Accretion expense	4,363	8,603
Revision in estimated costs of abandonment	–	9,334
Assumed on Redcliffe acquisition	4,581	–
Foreign exchange	47	(267)
Asset retirement obligations, end of period	$ 111,880	$ 103,462

9.  Share Capital

Normal Course Issuer Bid

In November 2008, Paramount received regulatory approval under Canadian securities laws to purchase Common Shares under a Normal Course Issuer Bid ("NCIB"), commencing November 20, 2008 for a twelve month period. Under the NCIB, Paramount was permitted to purchase for cancellation up to 3,387,456 Common Shares. For the six months ended June 30, 2009, Paramount purchased 615,600 Common Shares under the NCIB for $4.2 million, of which $2.8 million was charged to share capital and $1.4 million was charged to retained earnings.

In April 2010, Paramount received regulatory approval under Canadian securities laws to purchase Common Shares under a NCIB (the "2010 NCIB") commencing April 13, 2010 for a twelve month period. Under the 2010 NCIB, Paramount is permitted to purchase for cancellation up to 3,626,476 Common Shares. No shares have been purchased to August 3, 2010.

Paramount has incurred sufficient qualifying expenditures to satisfy its commitment associated with the flow-through shares issued in October 2009.

Weighted Average Shares Outstanding

	Three months ended June 30		Six months ended June 30
(thousands of common shares)	2010	2009	2010	2009
Weighted average common shares outstanding – Basic and diluted	72,399	65,976	72,312	66,182

10.  Stock-Based Compensation

Paramount Options

	Six months ended June 30, 2010		Year ended December 31, 2009
	Weighted Average Exercise Price	Number	Weighted Average Exercise Price	Number
	($/share)		($/share)
Balance, beginning of period	$ 8.61	4,571,500	$ 14.48	6,117,700
Granted	17.11	19,000	9.73	2,344,000
Exercised	7.90	(354,300)	7.89	(121,500)
Cancelled or surrendered	8.72	(118,000)	18.86	(3,768,700)
Balance, end of period	$ 8.71	4,118,200	$ 8.61	4,571,500
Options exercisable, end of period	$ 7.34	854,534	$ 7.51	1,208,834

Notes to Interim Consolidated Financial Statements (Unaudited)

($ thousands, except as noted)

11.  Financial Instruments and Risk Management

Risk management financial instruments outstanding at June 30, 2010 are as follows:

Instruments	Total Notional	Average Fixed Price	Fair Value	Remaining Term
Gas – AECO Sales	30,000 GJ/d	CAD $5.53/GJ	$ 6,243	July 2010 - October 2010
Gas – AECO Purchases	(15,000) GJ/d	CAD $3.87/GJ	(53)	July 2010 - October 2010
			$ 6,190

The changes in fair values of risk management assets and liabilities are as follows:

	Six months ended June 30, 2010			Year ended December 31, 2009
	Commodity	Foreign Exchange	Total	Commodity	Foreign Exchange	Total
Fair value, beginning of period	$ 2,187	$ –	$ 2,187	$ 9,807	$ 9,883	$ 19,690
Changes in fair value	10,081	–	10,081	5,277	2,322	7,599
Settlements (received)	(6,078)	–	(6,078)	(12,897)	(12,205)	(25,102)
Fair value, end of period	$ 6,190	$ –	$ 6,190	$ 2,187	$ –	$ 2,187

Paramount has an outstanding commitment to sell 3,400 GJ/d of natural gas at $2.73/GJ plus an escalation factor to 2011, which had a fair value loss of $0.9 million at June 30, 2010 (December 31, 2009 – loss of $4.1 million). The Company has designated this contract as normal sales exception, and as a result, does not recognize the fair value of the contract in the Consolidated Financial Statements.

12.  Consolidated Statements of Cash Flows – Selected Information

Items not involving cash

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009
Financial commodity contracts	$ 5,222	$ –	$ (4,003)	$ 9,807
Stock-based compensation	7,232	177	14,980	405
Depletion, depreciation and accretion	45,336	36,049	84,945	66,975
Gain on sale of property, plant and equipment	(170)	(320)	(170)	(37)
Foreign exchange	3,418	(6,727)	1,233	(7,624)
Distributions in excess of equity earnings and dilution	314	10,387	–	20,035
Equity earnings in excess of distributions	–	–	(4,259)	–
Future income tax	(8,032)	(23,170)	(13,500)	(31,552)
Other	86	197	153	361
	$ 53,406	$ 16,593	$ 79,379	$ 58,370

Paramount Resources Ltd. | Second Quarter 2010

Notes to Interim Consolidated Financial Statements (Unaudited)

($ thousands, except as noted)

Supplemental cash flow information

	Three months ended June 30		Six months ended June 30
	2010	2009	2010	2009
Interest paid	$ 813	$ 1,069	$ 5,532	$ 5,828
Current and other tax paid	$ 22	$ 4	$ 35	$ 101

Components of cash and cash equivalents

	June 30, 2010	December 31, 2009
Cash	$ 24,389	$ 23,250
Cash equivalents	–	69,988
	$ 24,389	$ 93,238

Paramount Resources Ltd. | Second Quarter 2010